UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 16, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

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Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

April 16, 2007	For Immediate Release

NEWS  RELEASE

GREAT PANTHER CONFIRMS GRADES, COMPLETES AIRBORNE GEOPHYSICAL SURVEY ON MAPIMI SILVER-LEAD-ZINC PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce assay results for the first 11 core holes (2,395 metres) drilled by the Company on the Mapimi Project (formerly Km 66) in eastern Durango State, Mexico. Nineteen core holes, representing 3,849 metres, have been completed to date with assays pending on the last eight holes. Drilling has so far focused on the La Gloria and Las Palmitas Zones in an effort to confirm, and better delineate, previous reverse circulation and core drilling of Coeur d’Alene Mines Corp., completed in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the current NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

Highlights of Great Panther’s 2007 drilling program include 155 g/t Ag Eq over 46.75 metres (including 262 g/t Ag Eq over 16.00 metres and 208 g/t Ag Eq over 3.30 metres) in hole SK07-04 in the La Gloria Zone and 173 g/t Ag Eq over 62.40 metres in hole SK07-09, also in La Gloria. Drilling on the Las Palmitas Zone was highlighted by 147 g/t Ag Eq over 16.95 metres in hole SK07-01. Additional details of the intersections, including individual assays for silver, gold, lead and zinc are presented in the table of results below. A plan map of the Las Palmitas and La Gloria Zones with drill hole locations is posted on the Great Panther website at www.greatpanther.com.

Multiple mineralized intervals have been detected within each of La Gloria and Las Palmitas. They appear to be steeply dipping and elongated northeast-southwest so holes are typically drilled at angles of 45-60 degrees. While the mineralization starts at surface, it has been intersected to vertical depths approaching 200 metres. To date, the holes have been drilled between grid sections 350N and 550N at a horizontal spacing of approximately 50 metres with respect to other Great Panther and Coeur d’Alene drill holes. They are also designed to intersect the mineralized zones at a similar vertical spacing. The 2007 Great Panther results are confirming previous results of Coeur d’Alene and will be used in the up-grading of the NI 43-101 resource later in the year. The goal of the program is to delineate a large resource mineable by open pit methods.

The mineralization at Mapimi is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes intruding sandstones, calcareous siltstones, and limestones of the Cretaceous Caracol Formation. While the upper 40-60 metres is typically oxidized, deeper sulphide mineralization consists of pyrite, silver sulfosalts, sphalerite and galena. An alteration halo exhibiting strong silicification and disseminated pyrite extends outward for hundreds of metres around the silver-lead-zinc zones, providing a larger target that should be detectable by induced polarization (I.P.) geophysics.

As the topography of the area is very subdued and 95% of the property is overburden covered, there is a strong possibility that similar mineralized breccias may lie under cover and have been overlooked in the past. The current geophysical program is designed to detect such buried zones and provide additional targets for drill testing.

Highlights of recent drilling include:

CORE HOLE	ZONE	FROM	TO	LENGTH	Au	Ag	Pb	Zn	Ag Eq
		(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
SK07-001	Palmitas	55.05	72.00	16.95	0.17	119.30	1.59	0.10	147
	and	139.50	157.50	18.00	0.14	42.27	0.43	0.24	65

SK07-002	Palmitas	220.98	247.67	26.69	0.15	21.01	0.37	0.23	47

SK07-004	La Gloria	77.65	124.40	46.75	0.08	27.07	0.41	1.75	155
	including	95.00	111.00	16.00	0.13	59.38	0.94	2.72	262
	and	121.10	124.40	3.30	0.37	76.12	1.16	1.54	208

SK07-005	La Gloria	55.95	102.00	46.05	0.15	14.67	0.16	1.35	114

SK07-006	La Gloria	109.50	154.30	44.80	0.12	25.48	0.29	1.38	126

SK07-008	La Gloria	127.26	148.80	21.54	0.06	16.71	0.32	0.37	49

SK07-009	La Gloria	69.60	74.75	5.15	0.06	28.29	0.35	0.53	70
	and	82.60	145.00	62.40	0.12	32.51	0.33	1.96	173
	and	195.20	211.12	15.92	0.25	29.30	0.17	1.15	115

SK07-010	La Gloria	150.20	159.15	8.95	0.13	23.41	0.29	0.71	79
	and	191.90	200.80	8.90	0.36	50.70	0.61	0.82	124

SK07-011	La Gloria	20.95	33.25	12.30	0.02	9.67	0.12	0.49	45

*Silver equivalent ounces (Ag Eq Oz) for the intercepts above were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively. Wardrop Engineering used the same recoveries but different pricing in their 2006 resource estimation.

During February 2007, Great Panther contracted Aeroquest Limited to fly a 550 line kilometre airborne electromagnetic (EM) and magnetic geophysical survey over the Mapimi project. Numerous EM and magnetic targets were detected and field work to validate the various features is on-going. The interpretation of this survey, in conjunction with surface mapping, is providing a geological framework for a detailed I.P. survey scheduled to begin within a week.

While some of the geophysical anomalies outlined by the airborne survey are directly related to regional geological features, others appear to be related to known mineralization or are spatially associated with zones of strong alteration. Once the I.P. survey has been completed over these areas, it should be possible to determine the type of response generated by the mineralization. This model can then be applied to other areas of the property that are covered by overburden.

The cluster of rhyolite domes associated with the silver-lead-zinc mineralization in the La Gloria-Las Palmitas area has a magnetic response that is replicated in at least two other areas on the extensive 3,508-hectare property. Each of these anomalies is approximately one kilometer in diameter and will be covered by the I.P. survey.

Work to date on the Mapimi Property has been highly encouraging as drilling confirms and extends known silver-lead-zinc mineralization while geophysical surveys indicate the potential for several other similar zones lying under cover of shallow overburden. Great Panther is earning a 100% interest in the Mapimi Property, subject to a 3% NSR (2% of which can be bought back).

The drilling program is being conducted by BDW Drilling of Guadalajara, Mexico and all core samples sent to SGS Labs in Durango for analyses. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: April 17, 2007